UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-24179

                           NOTIFICATION OF LATE FILING

         (Check One):
         |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

         For Period Ended: September 29, 2001

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

================================================================================

                                     PART I
                             REGISTRANT INFORMATION

                               KASPER A.S.L., LTD.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                                  77 Metro Way
           (Address of principal executive office (street and number))

                           Secaucus, New Jersey 07094
                           (City, state and zip code)


NY2:\1095960\03\NHNC03!.DOC\55745.0003

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is in the process of working with its independent certified public accountants to complete preparation and verification of certain financial information for the quarter period ended September 29, 2001. Accordingly, the Company requests a five day extension in which to file its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Laura Lentini                                    (201)  864 - 0328
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(Name)                                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No


         The Company's earnings for the third quarter of fiscal 2001 are estimated to be a net loss of approximately $25.3 million as compared to a net loss for the third quarter of fiscal 2000 of $5.5 million.


         KASPER A.S.L., LTD. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2001
                                        KASPER A.S.L., LTD.


                                        By:   /s/ Laura Lentini
                                              --------------------------------

                                        Name:  Laura Lentini
                                        Title: Vice President and Controller